Exhibit 99.1
CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
The following is unaudited consolidated financial information for our subsidiary, The Rouse Company LP (“TRCLP”), as of June 30, 2008 and December 31, 2007 and for the six months ended June 30, 2008 and 2007.
Basis of Presentation
The accompanying Consolidated Financial Statements include the accounts of TRCLP, its subsidiaries and joint ventures in which it has a controlling interest. For consolidated joint ventures, the non-controlling partner’s share of operations (generally computed as the joint venture partner’s ownership percentage) is included in Minority Interest. All significant intercompany balances and transactions have been eliminated.
In the opinion of management, all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the financial position, results of operations and cash flows for the interim periods have been included. The results for the interim periods ended June 30, 2008 and 2007 are not necessarily indicative of the results to be obtained for the full fiscal year.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. For example, significant estimates and assumptions have been made with respect to useful lives of assets, capitalization of development and leasing costs, provision for income taxes, recoverable amounts of receivables and deferred taxes, initial valuations and related amortization periods of deferred costs and intangibles, particularly with respect to acquisitions, and cost ratios and completion percentages used for land sales. Actual results could differ from these and other estimates.
Critical Accounting Policies
Critical accounting policies are those that are both significant to the overall presentation of TRCLP’s financial condition and results of operations and require management to make difficult, complex or subjective judgments. Our critical accounting policies for the fiscal year ended December 31, 2007 have not changed during 2008.
MANAGEMENT’S DISCUSSION OF TRCLP OPERATIONS AND LIQUIDITY
Overview
Effective March 31, 2007, through a series of transactions, a private REIT owned by GGPLP was contributed to TRCLP and a TRS became a qualified REIT subsidiary of that private REIT (“the Private REIT/TRS Restructuring”). This Private REIT/TRS Restructuring resulted in the recognition of an approximate $300 million income tax benefit in the first quarter of 2007 related to the properties now owned by that private REIT.
Revenues
Tenant rents (which includes minimum rents, tenant recoveries, and overage rents) increased in 2008 primarily due to a $4.3 million increase in lease termination income as compared to 2007. This modest increase in revenue was more than offset by a $35.0 million decrease in land sales revenues primarily due to decreased sales volumes at our Summerlin , Columbia and Bridgeland communities.

CONSOLIDATED FINANCIAL STATEMENTS OF THE ROUSE COMPANY LP, A SUBSIDIARY
OF GENERAL GROWTH PROPERTIES, INC.
Operating expenses
In total, property operating costs decreased primarily as a result of reduction in utility costs and decreased property insurance costs across the TRCLP portfolio in 2008. As a component of total property operating costs, real estate taxes, repairs and maintenance and property management and other costs increased in 2008 primarily due to inflation. Land sales operations expense decreased by $24.6 million related to the decreased land sales volumes discussed above.
Net income
During April 2008, we sold (in two separate transactions) three office buildings (two located in Maryland and one located in Las Vegas) for a total sales price of approximately $98 million (including debt assumed of approximately $84 million) resulting in total gains of $37.1 million, which is included in Discontinued operations — gains on dispositions in our consolidated financial statements. The office buildings located in Maryland are being used as relinquished property in a like-kind exchange involving The Palazzo.
Interest expense increased primarily as a result of higher year over year average outstanding debt balances. The benefit from income taxes for the six months ended June 30, 2007 was directly impacted by the Private REIT/TRS Restructuring mentioned above.
Cash position and liquidity at June 30, 2008
TRCLP’s cash and cash equivalents increased $1.8 million to $25.5 million as of June 30, 2008 as compared to December 31, 2007. The cash position of TRCLP is largely determined at any point in time by the relative short-term demands for cash by TRCLP and General Growth Properties, Inc. (“GGP”), TRCLP’s parent. TRCLP expects to remain current with respect to its debt obligations and be able to access additional funds as required from GGP.
In July 2008, certain of our subsidiaries and certain GGP subsidiaries jointly entered into a loan agreement which provides for a secured term loan of up to $1.75 billion (Secured Portfolio Facility), and GGP has received advances of $1.13 billion under such facility. Additional advances of up to $615.0 million may be made to GGP until December 31, 2008, subject to participation by additional lenders and certain other conditions. The Secured Portfolio Facility has an initial term of three years with two one-year extension options, which are subject to certain conditions. The interest rate payable on advances under the Secured Portfolio Facility will be, at our option, (i) 1.25% plus the higher of (A) the federal funds rate plus 0.5% or (B) the prime rate, or (ii) LIBOR plus 2.25%. The Secured Portfolio Facility requires that the interest rate payable on a portion of the advances under the facility be hedged. As a result of these hedging requirements, we entered into interest rate swap transactions totaling $1.08 billion, which results in a weighted average fixed rate of 5.67% for the first two years of the initial term of such advances (without giving effect to the amortization of the fees and costs associated with the Secured Portfolio Facility). Subject to certain conditions, interest under the Secured Portfolio Facility is payable monthly in arrears and no principal payments are due until the initial maturity date of July 11, 2011. Advances of up to $1.20 billion will be collateralized by first mortgages on 17 properties, four of which are TRCLP properties. Subsequent additional advances will be collateralized by first mortgages on up to an additional seven properties, some of which may be TRCLP properties. GGP and certain of its subsidiaries have guaranteed a portion of the obligations under the Secured Portfolio Facility, including a repayment guarantee not to exceed $437.5 million. During the term of the Secured Portfolio Facility, we are subject to customary affirmative and negative covenants and events of default. The proceeds from advances under the Secured Portfolio Facility have been and will be used to repay debt maturing in 2008 and for other general purposes.

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	June 30,	December 31,
	2008	2007
	(In thousands)
Assets
Investment in real estate:
Land	$1,556,360	$1,556,115
Buildings and equipment	11,027,424	11,040,398
Less accumulated depreciation	(1,453,279)	(1,318,032)
Developments in progress	416,632	291,643

Net property and equipment	11,547,137	11,570,124
Investment in and loans to/from Unconsolidated Real Estate Affiliates	1,418,852	1,377,634
Investment land and land held for development and sale	1,678,838	1,639,372

Net investment in real estate	14,644,827	14,587,130
Cash and cash equivalents	25,465	23,679
Accounts and notes receivable, net	151,545	155,950
Goodwill	385,683	385,683
Deferred expenses, net	107,716	106,028
Prepaid expenses and other assets	611,015	622,645

Total assets	$15,926,251	$15,881,115

Liabilities and Partners’ Capital
Mortgages, notes and loans payable	$9,576,173	$9,455,727
Investment in and loans to/from Unconsolidated Real Estate Affiliates	26,006	25,632
Deferred tax liabilities	859,436	854,000
Accounts payable and accrued expenses	617,059	623,098

Total liabilities	11,078,674	10,958,457

Minority interests	11,652	3,983

Commitments and contingencies	—	—

Partners’ capital:
Partners’ capital	9,011,296	8,934,378
Accumulated other comprehensive loss	(418)	(419)

Total partners’ capital, before receivable from General Growth Properties, Inc.	9,010,878	8,933,959
Receivable from General Growth Properties, Inc.	(4,174,953)	(4,015,284)

Total partners’ capital	4,835,925	4,918,675

Total liabilities and partners’ capital	$15,926,251	$15,881,115

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(UNAUDITED)

	Six Months Ended
	June 30,
	2008	2007
	(In thousands)

Revenues:
Minimum rents	$433,474	$432,867
Tenant recoveries	198,202	194,116
Overage rents	11,802	13,558
Land sales	24,921	59,923
Other	28,953	26,323

Total revenues	697,352	726,787

Expenses:
Real estate taxes	56,222	53,096
Repairs and maintenance	50,845	50,195
Marketing	7,541	9,514
Other property operating costs	103,204	110,566
Land sales operations	25,131	49,686
Property management and other costs	34,078	33,391
Provision for doubtful accounts	2,872	2,639
Depreciation and amortization	171,288	193,531

Total expenses	451,181	502,618

Operating income	246,171	224,169

Interest income	1,303	2,186
Interest expense	(243,851)	(221,040)

Income before income taxes, minority interest and equity in income of Unconsolidated Real Estate Affiliates	3,623	5,315
(Provision for) benefit from income taxes	(11,491)	278,390
Minority interest	(673)	(717)
Equity in income of Unconsolidated Real Estate Affiliates	30,400	23,061

Income from continuing operations	21,859	306,049
Discontinued operations - gains on dispositions	37,060	—

Net income	$58,919	$306,049

Comprehensive income, net:
Net income	$58,919	$306,049
Other comprehensive income:
Unrealized losses on available-for-sale securities	(7)	(91)
Net unrealized gains/(losses) on financial instruments	8	(54)

Comprehensive income, net	$58,920	$305,904

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	June 30,
	2008	2007
	(In thousands)

Cash flows from operating activities:
Net income	$58,919	$306,049
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	171,288	193,531
Minority interests	673	717
Equity in income of Unconsolidated Real Estate Affiliates	(30,400)	(23,061)
Distributions received from Unconsolidated Real Estate Affiliates	13,266	14,336
Gains on dispositions	(37,060)	—
Participation expense pursuant to Contingent Stock Agreement	1,252	11,736
Land development and acquisition expenditures	(59,530)	(84,001)
Cost of land sales	5,472	21,031
Provision for doubtful accounts	2,872	2,639
Tax restructuring benefit	—	(296,742)
Straight-line rent amortization	(9,910)	(9,699)
Amortization of intangibles other than in-place leases	1,684	(1,371)
Amortization of debt market rate adjustment and other non cash interest expense	(4,973)	(15,283)
Net changes:
Accounts and notes receivable	11,285	(82)
Other assets	(680)	7,152
Accounts payable and accrued expenses and deferred tax liabilities	(6,947)	(38,158)
Other, net	(6,273)	742

Net cash provided by operating activities	110,938	89,536

Cash flows from investing activities:
Development of real estate and property additions/improvements	(176,615)	(150,628)
Proceeds from sales of investment properties	29,144	499
Distributions received from Unconsolidated Real Estate Affiliates in excess of income	2,111	11,615
Increase in investments in Unconsolidated Real Estate Affiliates	(25,763)	(4,914)
Decrease (increase) in restricted cash	1,936	(5,006)
Other, net	2,999	5,289

Net cash used in investing activities	(166,188)	(143,145)

THE ROUSE COMPANY, L.P. AND SUBSIDIARIES
A SUBSIDIARY OF GENERAL GROWTH PROPERTIES, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(UNAUDITED)

	Six Months Ended
	June 30,
	2008	2007
	(In thousands)

Cash flows from financing activities:
Proceeds from issuance of mortgages, notes and loans payable	650,516	209,000
Principal payments on mortgages, notes and loans payable	(436,983)	(148,496)
Advances to General Growth Properties, Inc.	(175,202)	(137,378)
Capital contribution from GGPLP	18,000	100,000
Deferred financing costs	(6,023)	—
Other, net	6,728	(1,666)

Net cash provided by financing activities	57,036	21,460

Net change in cash and cash equivalents	1,786	(32,149)
Cash and cash equivalents at beginning of period	23,679	65,416

Cash and cash equivalents at end of period	$25,465	$33,267

Supplemental disclosure of cash flow information:
Interest paid	$266,470	$260,800
Interest capitalized	17,994	25,870
Income taxes paid	34,348	56,565
Non-Cash Transactions:
Change in accrued capital expenditures included in accounts payable, accrued expenses and deferred tax liabilities	30,856	(22,931)
Assumption of debt by purchaser in conjunction with sale of office buildings	84,000	—